UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 16, 2024

(Date of Report)

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction	(I.R.S. Employer
of organization)	Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Issuer’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events

The Semiannual Report on Form 1-SA for the six months ended June 30, 2024 of Coyuchi, Inc. (the “Company”) cannot be filed within the prescribed time because the Company is experiencing delays in the compilation of certain financial and other information required to be included in the Semiannual Report. The Company is working diligently to compile the requisite financial information and expects to file the Semiannual Report on or prior to November 30, 2024.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 16, 2024.

COYUCHI, INC.

By:	/s/ Neil Kee
Neil Kee
Chief Financial Officer